June 3, 2019

Daniel Cancelmi
Executive Vice President and Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

       Re: TENET HEALTHCARE CORP
           10-K filed February 25, 2019
           File No. 001-07293

Dear Mr. Cancelmi:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

From 10-K for the year ended December 31, 2018

Notes to the consolidated financial statements
Impairment and restructuring charges, and acquisition-related costs Year ended December 31, 2018, page 112

1. We note that you recorded impairment charges of $77 million, $402 million, and $54 million during 2018, 2017, and 2016 respectively. For 2018, the material adverse trends you describe include "reductions in volumes of insured patients, shifts in payer mix from commercial to governmental payers combined with reductions in reimbursement rates from governmental payers, and high levels of uninsured patients." It appears that these factors may apply more broadly as disclosed in your Selected Operating statistics on page
       42 and also described in your Trends and Strategies section on page 40. To help us better understand your disclosure, tell us whether you expect these trends to have similar impacts on your other hospitals. For any long-lived asset groups (hospitals) for which you have determined that undiscounted cash flows are not substantially in excess of their carrying value and if, in the aggregate or individually, they could materially impact your operating results in the near term, please disclose the following in future filings:
 Daniel Cancelmi
Tenet Healthcare Corporation
June 3, 2019
Page 2

             the carrying values of the asset groups
             the percentage by which undiscounted cash flows exceed the carrying values their fair values.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman, Senior Staff Accountant at (202) 551-3794 or
Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 if you have any questions.



FirstName LastNameDaniel Cancelmi                           Sincerely,
Comapany NameTenet Healthcare Corporation
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